FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For March 28, 2007

NORSAT INTERNATIONAL INC.

(Registrant's Name)

Suite 110 - 4020 Viking Way
Richmond, British Columbia
Canada V6V 2N2

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F

   X

Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

    X

If 'Yes' is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b).

Not applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Norsat International Inc.

(Registrant)

Date:   March 28, 2007

By: Signed "Cathy Zhai"

Cathy Zhai

Chief Financial Officer

NEWS RELEASE

                           For Immediate Release

Norsat Repays US $2 Million Convertible Debenture

(Vancouver, Canada) March 28th, 2007, 06:00 EST – Norsat International Inc. (TSX – NII.TO; OTC BB – NSATF.OB), a leading provider of intelligent satellite solutions, today announced that it has fully repaid, in cash, a US $2 million Convertible Debenture (“Debenture”) due to Swiss Life’s subsidiary, Banca del Gottardo. In an unrelated transaction, the company has closed on a short term loan, in the amount of US $1,028,227, from existing shareholders.

“This is a bold and calculated move. The company could have negotiated to roll over this debt for another couple of years. Instead, management opted to pay the convertible debenture off in full. The retirement of this debt is a significant achievement and should come as a pleasant surprise to many,” said Ugo A. Doninelli, Chairman of the Board, Norsat International Inc.

The US $2 million Debenture was issued to Banca del Gottardo in March 2002. The Debenture had a maturity date of March 31, 2007; and bore an interest rate of 8% per annum, payable semi-annually. The Debenture was intended to be convertible into shares of the company at a fixed rate of US$1.70 per share. On June 24th, 2005, the company announced that it had reduced the conversion price of the Debenture from US$1.70 per common share to US$1.25 per common share as an early inducement for conversion. The conversion option was never exercised.

“The retirement of the convertible debenture reflects on this team’s commitment to strengthen the company’s financial foundation on a compressed schedule,” said Dr. Amiee Chan, President and CEO. “We didn’t want to get locked into another long term debt contract and lose this window of opportunity to reduce our cost of capital.”

The unsecured shareholder loan has a maturity date of May 31, 2007 and bears an interest rate of 8% per annum. The company may, in its sole discretion, pay all or some portion of the principal prior to the maturity date. Interest is payable at maturity. There is no conversion feature in this loan.

 “We lined up this cheaper, plain vanilla debt to replace just over $1 million of our more expensive convertible debt. We expect to be able to pay off this short term loan as we work through our receivables collection cycle. I am excited about the implications of this move since this short term loan is the only debt left,” explained Cathy Zhai, Chief Financial Officer.

Forward Looking Statements

Statements in this news release relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to, general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat’s public filings with securities regulatory authorities.

This information should be read in conjunction with the Company’s unaudited interim consolidated financial statements and related notes included therein for the three and nine months ended September 30, 2006, and the restated audited consolidated financial statements, related notes included therein and Management Discussion and Analysis for the year ended December 31, 2005.

All the Company’s financial statements are prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP).  Additional information from the year ended December 31, 2005, and other information related to the Company, may be found on the company’s website at www.norsat.com.

About Norsat International, Inc.

Norsat International Inc. designs, engineers and markets intelligent satellite solutions for high-speed data transmission. Additional information is available at www.norsat.com. Further information is available through email at investor@norsat.com or by phone, 1-604-821-2808.

# # #

Norsat International Inc. Contact:

Dr. Amiee Chan

+1 (604) 821-2808

achan@norsat.com